Exhibit 2
AGREEMENT AND PLAN OF SHARE EXCHANGE
     THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (the “Agreement”) is executed and delivered as of April 15, 2008, by and between FIRST FREEDOM BANCSHARES, INC., a Tennessee corporation (“Company”), and FIRST FREEDOM BANK, a Tennessee-chartered banking corporation (“Bank”), for the purpose of effecting a statutory share exchange to facilitate the formation of a one-bank holding company that will own all of the issued and outstanding shares of Bank.
     IN CONSIDERATION of the premises contained herein, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
ARTICLE 1
EXCHANGE OF THE SHARES
     1.01 The Share Exchange.
          (a) Generally. Subject to the terms and conditions herein set forth, at the Effective Time (defined below) and in accordance with the Tennessee Business Corporation Act (the “Act”), each shareholder of record as of the Effective Time (“Bank Shareholder”) of First Freedom Bank common stock, par value one and no/100 dollars ($1.00) per share, (“Bank Stock”) will receive one (1) share of Company common stock, par value one and no/100 dollars ($1.00) per share, (“Company Stock”) in exchange for each one (1) share of Bank Stock such Bank Shareholder owns of record on such date (the “Share Exchange”). On the Closing Date (defined below), Company and Bank shall execute and file with the Secretary of State of Tennessee Articles of Share Exchange in the form of Exhibit A (the “Articles of Share Exchange”). The “Effective Time” of the Share Exchange shall be at the time and on the date the Articles of Share Exchange are accepted for filing by the Secretary of State of Tennessee.
          (b) Exchange and Conversion of Shares. Subject to the provisions of this Article I, at the Effective Time, by virtue of the Share Exchange and without any action on the part of Bank or Company, or the shareholders of either of the foregoing:
               (i) Each share of Bank Stock issued and outstanding at the Effective Time shall be deemed exchanged for and converted into one (1) share of Company Stock and the Company shall be deemed to own and hold such number of shares of Bank Stock as are exchanged and converted.
               (ii) After the Effective Time the Company shall be the sole shareholder of the Bank and no Bank Shareholder shall have any rights arising out of or relating to Bank Stock except that such Bank Shareholder shall thereafter be deemed to be a shareholder of the Company with the same number of shares of Company Stock as such Bank Shareholder owned of Bank Stock immediately prior to the Effective Time. Each Bank Shareholder shall be entitled to receive a certificate or certificates evidencing his or her stock in the Company.
          (c) Tax-Free Reorganization. Company and Bank intend that the Share Exchange constitute a “reorganization” within the meaning of the Internal Revenue Code of 1986, as amended (“IRC”), section 368(a)(1)(B), and that this Agreement constitute a plan of reorganization thereunder. Neither Company nor Bank shall take any position inconsistent with such intentions.
          (d) Amendment. This Agreement may be modified or amended in any manner at any time and from time to time prior to the Effective Time by the boards of directors of Company and Bank without any action by the shareholders of Company or Bank; provided, however, that no modification or amendment may be made that:
               (i) After approval of this Agreement by the shareholders of the Bank reduces or changes the form or composition of the consideration which the shareholders of the Bank shall be entitled to receive at the Effective Time, without the further approval of the shareholders of the Bank; or

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               (ii) Alters or changes any term or condition of this Agreement that would result in an adverse effect on the holders of any class or series of shares of the corporations party hereto, without the approval of such holders.
     1.02 Deliveries. At the Closing, or as soon as practicable thereafter, Company shall deliver to each Bank Shareholder a certificate or certificates representing the number of shares of Company Stock which such Bank Shareholder is deemed to own pursuant to Section 1.01(b) of this Agreement. Such delivery shall be accompanied by a transmittal letter in the form attached hereto as Exhibit B. The parties acknowledge and agree that as of the date hereof no stock certificates have been issued evidencing Bank Stock and no such certificates will be issued before the Effective Time. At the Closing, the Bank shall deliver to the Company a stock certificate evidencing the Company’s stock in the Bank.
     1.03 Shareholders Approval. This Agreement and the Share Exchange must be approved by the Bank Shareholders by a majority of all votes entitled to be cast by such Bank Shareholders. The Bank shall submit this Agreement and the Share Exchange to the vote of its shareholders at the initial meeting of the Bank Shareholders.
     1.04 Right to Dissent. Notwithstanding any other provision hereof, Bank Shareholders shall have the right to dissent pursuant to §48-23-101 et seq. of the Act, attached hereto as Exhibit C, (“Dissent”), if such dissenters’ rights are properly perfected, and in such case, such dissenting Bank Shareholders shall be excluded from the Share Exchange and instead will have the rights set out in the statute set forth in Exhibit C.
     1.05 Continuation to do Business. Between the date hereof and the Closing Date and the Effective Time, the Bank shall continue to operate its business in the ordinary course.
ARTICLE II
REPRESENTATIONS AND WARRANTIES BY BANK
     Bank hereby represents, warrants and agrees with Company as follows as of the date of this Agreement and as of the Closing Date, with full knowledge that such representations and warranties being true at those times are a material consideration and inducement to the execution of this Agreement by Company and the consummation of the transactions contemplated hereunder:
     2.01 Due Organization. Bank is a Tennessee corporation duly organized, validly existing and in good standing under the corporate and banking laws of the State of Tennessee and has all requisite power and authority to carry on and conduct its business as it is now being conducted.
     2.02 Power and Authority. Bank has full corporate power and authority to execute, deliver and perform this Agreement, subject to the approval of the Agreement and the Share Exchange by the Bank Shareholders (by a majority of all votes entitled to be cast by such Bank Shareholders) and subject to any Required Statutory Approvals (defined below). The execution, delivery, and performance of this Agreement by Bank has been duly authorized by its board of directors, and such board of directors has determined to recommend to the Bank Shareholders that this Agreement be approved by the Bank Shareholders and, other than approval by the Bank Shareholders by a majority of all votes entitled to be cast by such Bank Shareholders, no other corporate action on the part of the Bank is necessary to approve the execution, delivery, and performance of this Agreement.
     2.03 Non-contravention. The execution, delivery and performance of this Agreement by Bank and the consummation of the transactions contemplated hereby will not:
          (a) Violate or conflict with any provision of the charter of incorporation or bylaws of Bank;
          (b) Breach, violate or constitute an event of default (or an event which with the

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lapse of time or the giving of notice or both would constitute an event of default) under, or give rise to any right of termination, cancellation, modification or acceleration under, any note, bond, indenture, mortgage, security agreement, lease, franchise or any other material agreement, instrument or obligation to which Bank is a party, or by which Bank or any of its properties or assets are bound, or result in the creation of any lien, claim or encumbrance or other right of any third party of any kind whatsoever upon the properties or assets of Bank pursuant to the terms of any such instrument or obligation, which breach, violation, or event of default would result in a materially adverse effect on Bank;
          (c) Violate or conflict with any law, statute, ordinance, code, rule, regulation, judgment, order, writ, injunction, decree or other decision of any federal, state, city, county, parish or foreign court or governmental or regulatory body, agency or authority (“Governmental Authority”) applicable to Bank or by which any of its properties or assets may be bound, where such violations or conflicts, individually or in the aggregate, may reasonably be expected to result in material losses to Bank; or
          (d) Require, on the part of Bank, any filing or registration with, or permit, license, exemption, consent, authorization or approval of, or the giving of any notice to any Governmental Authority, except for (1) notice or application to the Tennessee Department of Financial Institutions, the Federal Reserve Board and/or the Federal Deposit Insurance Corporation; and (2) the filing of the Articles of Share Exchange with the Secretary of State of Tennessee and any other required state filings (the foregoing being referred to as the “Required Statutory Approvals”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES BY COMPANY
     Company hereby represents, warrants and agrees with Bank as follows as of the date of this Agreement and as of the Closing Date, with full knowledge that such representations and warranties being true at those times are a material consideration and inducement to the execution of this Agreement by Bank and the consummation of the transactions contemplated hereunder:
     3.01 Due Organization. Company is a Tennessee corporation duly organized, validly existing and in good standing under the corporate and bank holding company laws of the State of Tennessee and has all requisite power and authority to carry on and conduct its business as it is now being conducted.
     3.02 Power and Authority. Company has full corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Company has been duly authorized by its board of directors, shareholder action not being required under applicable law because the Company does not have shareholders at this time and will not have shareholders as of the Closing Date or the Effective Time, and no other corporate action on the part of Company is necessary to approve the execution, delivery and performance of this Agreement.
     3.03 Non-contravention. The execution, delivery and performance of this Agreement by Company and the consummation of the transactions contemplated hereby will not:
          (a) Violate or conflict with any provision of the charter of incorporation or bylaws of Company;
          (b) Breach, violate or constitute an event of default (or an event which with the lapse of time or the giving of notice or both would constitute an event of default) under, or give rise to any right of termination, cancellation, modification or acceleration under, any note, bond, indenture, mortgage, security agreement, lease, franchise or any other material agreement, instrument or obligation to which Company is a party, or by which Company or any of its properties or assets are bound, or result in the creation of any lien, claim or encumbrance or other right of any third party of any kind whatsoever upon the properties or assets of Company pursuant to the terms of any such instrument or obligation, which breach, violation, or event of default would result in a materially adverse effect on Company;

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          (c) Violate or conflict with any law, statute, ordinance, code, rule, regulation, judgment, order, writ, injunction, decree or other decision of any Governmental Authority applicable to Company or by which any of its properties or assets may be bound, where such violations or conflicts, individually or in the aggregate, may reasonably be expected to result in material losses to Company; or
          (d) Require, on the part of Company, any filing or registration with, or permit, license, exemption, consent, authorization or approval of, or the giving of any notice to any Governmental Authority, except for the Required Statutory Approvals.
ARTICLE IV
THE CLOSING
     4.01 Time, Date and Place of Closing; Articles of Share Exchange. A closing (the “Closing”) shall be held as described herein on the date described herein (the “Closing Date”). The deliveries contemplated by this Agreement to be made at the Closing shall be made at the offices of Miller & Martin PLLC, 150 4th Avenue North, Nashville, TN 37219 at 10:00 a.m., local time, on October 17, 2008, or, if earlier or later, one business day after all the conditions to Closing have been satisfied or such other date and location as may be mutually agreeable, and immediately thereafter the Articles of Share Exchange to be executed and delivered shall be filed with the Secretary of State of Tennessee.
     4.02 Events Comprising the Closing. The Closing shall not be deemed to have occurred unless and until the deliveries and filings contemplated hereby have been made, and none of these items shall have been deemed to be delivered or filed unless and until all of them have been delivered or filed.
     4.03 Conditions to Obligations of Company. The obligations of Company to make the deliveries under this Article IV are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by Company:
          (a) Representations and Warranties. The representations and warranties of Bank contained in Article II hereof shall be true as of the date when made and again as of the Closing Date as if made on such date (except for changes permitted or contemplated by this Agreement and disregarding any time, materiality or knowledge qualifiers);
          (b) Compliance. Bank shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Bank prior to or at the Closing Date;
          (c) Governmental Actions. No Governmental Authority shall have instituted any action, suit or proceeding, or given notice of its intent to do so, that has not subsequently been withdrawn, dismissed with prejudice or otherwise eliminated, which in the reasonable opinion of Company has or is likely to have a material and adverse effect on the transaction contemplated by this Agreement;
          (d) Copies of Resolutions. Bank shall have delivered certified copies of the resolutions of the Bank Board of Directors and the Bank Shareholders authorizing the consummation of the transaction herein contemplated;
          (e) Approvals. All Required Statutory Approvals regarding the proposed transaction shall have been obtained and all waiting periods shall have expired without further requests for information;
          (f) No Adverse Change. Neither the Company nor the Bank shall have suffered any

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material adverse change in its respective business, prospects, financial condition, working capital, assets, liabilities, reserves, or operations; and
          (g) Dissenters Rights. Dissenters rights shall not have been exercised as to more than 10% of the Bank Stock outstanding as of the Closing Date.
     4.04 Conditions to Obligations of Bank. The obligations of Bank to make the deliveries under this Article IV and to close this transaction are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which (except the condition set forth in Section 4.04 (d)) may be waived by the Bank:
          (a) Representations and Warranties. The representations and warranties of Company contained in Article III shall be true as of the date when made and as of the Closing Date as if made on such date;
          (b) Compliance. Company shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Company prior to or at the Closing Date;
          (c) Governmental Action. No Governmental Authority shall have instituted any action, suit or proceeding, or given notice of its intent to do so, that has not subsequently been withdrawn, dismissed with prejudice or otherwise eliminated, which in the reasonable opinion of Bank has or is likely to have a material and adverse effect on the transactions contemplated by this Agreement;
          (d) Approval of Bank Shareholders. The execution, delivery and performance of this Agreement (including any payments contemplated by this Agreement) shall have been approved by the Bank Shareholders by a majority of all votes entitled to be cast by the Bank Shareholders;
          (e) Other Approvals. All Required Statutory Approvals regarding the proposed transaction shall have been obtained and all waiting periods shall have expired without further requests for information;
          (f) Copies of Resolutions. Company shall have delivered certified copies of the resolutions of its Board of Directors authorizing the consummation of the transactions herein contemplated;
          (g) No Adverse Change. Neither the Company nor the Bank shall have suffered any material adverse change in its respective business, prospects, financial condition, working capital, assets, liabilities, reserves, or operations; and
          (h) Dissenters Rights. Dissenters rights shall not have been exercised as to more than 10% of the Bank Stock outstanding as of the Closing Date.
     4.05 Delivery Obligations of the Bank at Closing. The Bank shall deliver the following at the Closing:
          (a) Certificate. A certificate executed by an authorized officer of the Bank dated as of the Closing Date certifying that the Bank’s representations and warranties contained in this Agreement are true and correct on the Closing Date as if made on and as of such date and identifying any change in the number, identity, or address of the Bank Shareholders of record between the date hereof and said Closing Date.
          (b) Articles of Share Exchange. The Articles of Share Exchange executed by the Bank.
          (c) Other. Such other documents and certificates as the Company may reasonably and timely request to document or to consummate more effectively the transactions contemplated by this Agreement

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or to evidence the compliance by the Bank with any condition or obligation in this Agreement.
     4.06 Delivery Obligations of the Company at the Closing. The Company shall deliver the following at the Closing:
          (a) Certificate. A certificate executed by an authorized officer of the Company dated as of the Closing Date certifying that Company’s representations and warranties contained in this Agreement are true and correct on the Closing Date as if made on and as of such date.
          (b) Articles of Share Exchange. The Articles of Share Exchange executed by the Company.
          (c) Other Documents. Such other documents or certificates as the Bank may reasonably and timely request to document or consummate more effectively the transactions contemplated by this Agreement or to evidence the compliance by the Company with any condition or obligation in this Agreement.
ARTICLE V
ASSUMPTION OF WARRANTS AND OPTIONS
     5.01 Assumption. As of the Effective Time of the Share Exchange, all rights with respect to the Bank Stock issuable pursuant to the exercise of warrants issued by the Bank (the “Warrants”) and/or stock options (the “Bank Options”) granted by the Bank under stock option plans of the Bank (the “Bank Stock Option Plans”), which are outstanding at the Effective Time of the Share Exchange, whether or not such Warrants or Bank Options are then exercisable, shall, subject to this section, be assumed by the Company in accordance with the terms of the particular Warrant and/or Bank Stock Option Plan under which such Bank Options were issued and the agreement by which such Warrants and/or Bank Options are evidenced. From and after the Effective Time of the Share Exchange, (i) each Warrant and Bank Option assumed by the Company hereunder may be exercised solely for Company Stock, (ii) the number of shares of Company Stock subject to such Warrant and Bank Option shall be equal to the number of shares of Bank Stock subject to such Warrant and Bank Option immediately prior to the Effective Time, and (iii) the per share exercise price under each such Warrant and Bank Option shall be the same as the per share exercise price of the Bank Stock under the Warrant and Bank Option immediately prior to the Effective Time.
     5.02 Reservation of Stock. At all times after the Effective Time of the Share Exchange the Company shall reserve for issuance such number of shares of Company Stock as shall be necessary to permit the exercise of the Warrants and Bank Options in the manner contemplated by the Agreement.
     5.03 IRC Compliance. It is intended that the foregoing assumption of the Warrants and Bank Options shall satisfy all the requirements under Section 424(a) of the IRC and be undertaken in a manner that will not constitute a “modification” as defined in Section 424(h) of the IRC as to any stock option which is an incentive stock option as defined in Section 422 of the IRC.
ARTICLE VI
TERMINATION AND ABANDONMENT
     In the event that:
          (a) Any action, suit, proceeding or claim has been instituted, made or threatened relating to the Share Exchange which shall make consummation of the Share Exchange inadvisable in the opinion of the Board of Directors of the Bank or the Company;

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          (b) Any action, consent, approval, opinion, ruling or condition required by this Agreement shall not have been obtained or met;
          (c) The Bank’s Board of Directors determines in its sole discretion that the consummation of the Share Exchange may result in having to pay dissenting shareholders an amount of cash that would cause a materially adverse impact on the Bank’s operations;
          (d) For any other reason the consummation of the Share Exchange is deemed inadvisable in the opinion of the Bank’s or the Company’s Boards of Directors; or
          (e) Upon mutual agreement of the Bank and the Company;
then this Agreement may be terminated at any time before consummation of the Share Exchange by written notice, approved or authorized by the Board of Directors of the party wishing to terminate, to the other party. Upon termination by written notice as provided by this Article VI, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination hereof on the part of the Bank, the Company or their directors, officers, employees, agents or shareholders.
ARTICLE VII
MISCELLANEOUS PROVISIONS
     7.01 Good Faith; Further Assurances. The parties to this Agreement shall in good faith undertake to perform their obligations under this Agreement, to satisfy all conditions, and to cause the transaction contemplated by this Agreement to be carried out promptly in accordance with the terms of this Agreement. Upon the execution of this Agreement and thereafter, the parties hereto shall do such things as may be reasonably requested by the other parties hereto in order more effectively to consummate or document the transactions contemplated by this Agreement.
     7.02 Notices. All notices, communications and deliveries under this Agreement: (a) shall be made in writing, signed by the party making the same; (b) shall specify the section of this Agreement pursuant to which it is given; (c) shall either be delivered in person or by telecopier or a nationally recognized next business day delivery service for next business day delivery; (d) shall be deemed given (i) if delivered in person, on the date delivered, (ii) if sent by telecopier, on the date transmitted (if the party, or its employee or agent, giving the notice has no reason to believe that the transmission was not made or received); or (iii) if sent by a nationally recognized next business day delivery service for next business day delivery (with cost prepaid), on the first business day after so sent; and (e) shall be deemed received (i) if delivered in person, on the date of personal delivery, (ii) if telecopied, on the first business day after transmitted (if the party giving the notice, or its employee or agent, has no reason to believe that the transmission was not made or received), or (iii) if sent by a nationally recognized next business day delivery service for next business day delivery, on the first business day after so sent. Such notice shall not be effective unless copies are provided contemporaneously as specified below, but neither the manner nor the time of giving notice to those to whom copies are to be given shall control the date notice is given or received. The addresses and requirements for copies are as follows:

If to Company:	With copy to:

First Freedom Bancshares, Inc.	Kathryn Reed Edge, Esq.
1620 West Main Street	Miller & Martin PLLC
Lebanon, TN 37088	150 Fourth Avenue North, Suite 1200
(615) 444-2170 (facsimile)	Nashville, TN 37219
Attn: John Lancaster, President/CEO	(615) 256-8197 (facsimile)

If to Bank:	With copy to:

First Freedom Bank	Kathryn Reed Edge, Esq.

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1620 West Main Street	Miller & Martin PLLC
Lebanon, TN 37088	150 Fourth Avenue North, Suite 1200
(615) 444-2170 (facsimile)	Nashville, TN 37219
Attn: John Lancaster, President/CEO	(615) 256-8197 (facsimile)
or to such representative or to such other address as the parties hereto may furnish to the other parties in writing. If notice is given pursuant to this Section 7.02 of a permitted successor or assign of a party to this Agreement, then notice shall be given as set forth above to such successor or assign of such party.
     7.03 Assignment. This Agreement is binding upon the parties hereto, and their respective legal representatives, heirs, successors and assigns, and inures to the benefit of the parties and their respective legal representatives, heirs, legatees, devisees, beneficiaries and other permitted successors and assigns (and to or for the benefit of no other person whatsoever). No assignment or transfer of rights and obligations hereunder shall be made except with the prior written consent of the parties hereto.
     7.04 Captions. The titles or captions of articles, sections and subsections contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof and shall not be considered in the interpretation or construction of this Agreement in any proceeding.
     7.05 Amendment; Waiver; Remedies Cumulative. This Agreement may not be altered or amended except in writing signed by Company and Bank. The failure of any party hereto at any time to require performance of any provisions hereof shall in no manner affect the right to enforce the same. No waiver by any party hereto of any condition, or of the breach of any term, provision, warranty, representation, agreement or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, warranty, representation, agreement or covenant herein contained.
     7.06 No Third-Party Beneficiaries. With the exception of the parties to this Agreement and each of their legal representatives, heirs, and permitted successors and assigns, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights arising by virtue of this Agreement.
     7.07 Exhibits; Disclosure Schedules. All Exhibits and Disclosure Schedules to this Agreement are hereby incorporated into this Agreement and hereby are made a part of this Agreement as if set out in full in the first place that reference is made thereto.
     7.08 Counterparts; Entire Agreement. This Agreement may be executed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the parties to this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one of such counterparts. One or more execution pages may be detached from one copy of this Agreement and attached to another copy in order to form one or more counterparts. This Agreement shall become effective when one or more counterparts have been executed by Company and Bank and delivered to such parties. This Agreement together with all Exhibits hereto and all other agreements and undertakings provided for hereunder shall constitute the entire agreement of the parties and supersedes any and all prior agreements, oral or written, with respect to the subject matter contained herein. There are no other agreements, representations, warranties or other understandings between the parties in connection with this transaction which are not set forth in this Agreement and Exhibits hereto.
     7.09 Severability. Any determination by any court of competent jurisdiction of the invalidity of any provision of this Agreement that is not essential to accomplishing its purposes shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as valid under applicable law.

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     7.10 Choice of Law. This Agreement shall be governed by and construed in accordance with the substantive laws and procedural procedures of the State of Tennessee, without regard to any applicable conflicts of laws.

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     DULY EXECUTED by the parties hereto as of the date first above written.

FIRST FREEDOM BANCSHARES, INC.
By:	/s/ Kenneth C. Howell
Kenneth C. Howell, Chairman

FIRST FREEDOM BANK
By:	/s/ Kenneth C. Howell
Kenneth C. Howell, Chairman

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INDEX OF EXHIBITS

Exhibit
Description of Exhibit	Designation
Articles of Share Exchange	Exhibit A
Transmittal Letter	Exhibit B
Dissenters’ Rights Statute	Exhibit C

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EXHIBIT “A”

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ARTICLES OF SHARE EXCHANGE
     Pursuant to Section 48-21-107 of the Tennessee Business Corporation Act (the “Act”), FIRST FREEDOM BANCSHARES, INC. (the “Company”) and FIRST FREEDOM BANK (the “Bank”) hereby deliver the following Articles of Share Exchange and state as follows:
     1. A copy of the Agreement and Plan of Share Exchange between the Company and the Bank is attached hereto and incorporated herein by reference (the “Plan of Share Exchange”).
     2. Chapter 21 of the Act requires approval of the Plan of Share Exchange (and the share exchange contemplated thereby) by the shareholders of the Bank. No approval of the shareholders of the Company is required because the Company has not had shareholders prior to the effective date of these Articles of Share Exchange.
     3. As to the Bank, the Plan of Share Exchange (and the share exchange contemplated thereby) was approved by the shareholders of the Bank by the affirmative vote of the required percentage of all votes entitled to be cast by such shareholders. Such approval was obtained at a meeting of the shareholders of the Bank on _________, 2008.
     4. As to the Company, the Agreement and Plan of Share Exchange (and the share exchange contemplated thereby) was adopted by the Board of Directors of the Company at a meeting of the Board of Directors on _________ ___, 2008.
     5. These Articles of Share Exchange shall be effective upon filing by the Secretary of State.
     Dated: _________, 2008

FIRST FREEDOM BANCSHARES, INC.
By:
Title:

FIRST FREEDOM BANK
By:
Title:

EXHIBIT “B”

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_____________, 200__
____________________
____________________
____________________

RE:	Evidence of Ownership of First Freedom Bancshares, Inc. Common Stock Pursuant to Share Exchange Between First Freedom Bancshares, Inc. and First Freedom Bank
Dear Shareholder:
     Please attach this letter to your stock certificate evidencing your ownership in the shares of common stock of First Freedom Bank (the “Bank”). This letter, together with your stock certificate, will evidence your ownership of shares of First Freedom Bancshares, Inc. (the “Company”) pursuant to the Share Exchange that was approved by the shareholders of the Bank on _________ ___, 2008. As you know, pursuant to the Share Exchange, each share of your stock in the Bank was automatically deemed exchanged and converted into one share of stock of the Company. Under the Share Exchange, the Company became the sole shareholder of the Bank, and you no longer have any rights arising out of or relating to your stock in the Bank except that you are now a shareholder of the Company with the same number of shares of Company stock as you owned of Bank stock immediately prior to the Share Exchange. Please contact the undersigned if there are any questions about any of the foregoing.
Very truly yours,
First Freedom Bancshares, Inc.
by: John Lancaster, President and CEO
Enclosure

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EXHIBIT “C”

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DISSENTERS’ RIGHTS STATUTORY PROVISIONS
PART 1 — RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES
The following is a copy of Chapter 23 of the Tennessee Business Corporation Act relating to Dissenters’ Rights.
§ 48-23-101. Chapter definitions.
     As used in this chapter, unless the context otherwise requires:
     (1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;
     (2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;
     (3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;
     (4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;
     (5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;
     (6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and
     (7) “Shareholder” means the record shareholder or the beneficial shareholder.
§ 48-23-102. Right to dissent.
     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
     (1) Consummation of a plan of merger to which the corporation is a party:
     (A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or
     (B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;
     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
     (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan

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by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;
     (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:
     (A) Alters or abolishes a preferential right of the shares;
     (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
     (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;
     (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
     (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104; or
     (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
     (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.
§ 48-23-103. Dissent by nominees and beneficial owners.
     (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.
     (b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:
     (1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
     (2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

Ex. 2 - pg. 17

PART 2 — PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS
§ 48-23-201. Notice of dissenters’ rights.
     (a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
     (b) If corporate action creating dissenters’ rights under § 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 48-23-203.
     (c) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.
§ 48-23-202. Notice of intent to demand payment.
     (a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must:
     (1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and
     (2) Not vote the shareholder’s shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by § 48-23-201.
     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.
§ 48-23-203. Dissenters’ notice.
     (a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 48-23-202.
     (b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:
     (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
     (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
     (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person asserting dissenters’ rights acquired beneficial ownership of the shares before that date;
     (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and
     (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

Ex. 2 - pg. 18

§ 48-23-204. Duty to demand payment.
     (a) A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.
     (b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.
     (c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.
     (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.
§ 48-23-205. Share restrictions.
     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.
     (b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.
§ 48-23-206. Payment.
     (a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.
     (b) The payment must be accompanied by:
     (1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
     (2) A statement of the corporation’s estimate of the fair value of the shares;
     (3) An explanation of how the interest was calculated;
     (4) A statement of the dissenter’s right to demand payment under § 48-23-209; and
     (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

Ex. 2 - pg. 19

§ 48-23-207. Failure to take action.
     (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.
§ 48-23-208. After-acquired shares.
     (a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.
     (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.
§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.
     (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:
     (1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;
     (2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or
     (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.
     (b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.
PART 3 — JUDICIAL APPRAISAL OF SHARES
§ 48-23-301. Court action.
     (a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

Ex. 2 - pg. 20

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     (e) Each dissenter made a party to the proceeding is entitled to judgment:
     (1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or
     (2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.
§ 48-23-302. Court costs and counsel fees.
     (a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.
     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:
     (1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or
     (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Ex. 2 - pg. 21